Mail Stop 6010


	December 2, 2005


Michael D. Dale
President and Chief Executive Officer
ATS Medical, Inc.
3905 Annapolis Lane, Suite 105
Minneapolis, Minnesota 55447

Re:	ATS Medical, Inc.
	Registration Statement on Form S-3
      Filed November 7, 2005
	File No. 333-129521

Dear Mr. Dale:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. All outstanding comments, including those in our October 31,
2005
letter, must be resolved before we may accelerate the effective date of your registration statement.

2. If the notes are callable, please say so in the title of the securities throughout the document.  See Instruction 1.B to Item
202
of Regulation S-K.

Fee Table

3. Please revise footnote 4 to more closely follow the language of Securities Act Rule 416(a). Other than as permitted by Rule 416, you must register a specific number of securities underlying the convertible notes and the warrants based on a good faith estimate of the number of shares that will be issued upon conversion or exercise, as applicable.

4. It appears that you have registered the notes and the warrants for resale.
* Please tell us what registration or exemption you will be using for your primary offering of the underlying securities to subsequent purchasers of the notes and warrants.
* It does not appear that you have registered the underlying common stock for resale. Please reconcile the fee table to your selling stockholders` table where it appears that the selling stockholders will offer the underlying common stock.
* If you are intending to register the underlying common shares for resale, please provide us your analysis of how those shares are "outstanding" as required by General Instruction I.B.3 of Form S-3.
Cite with specificity any authority on which you rely.
* Tell us when you plan to file a registration statement covering the public offering of the shares that you may issue as additional payment upon automatic conversion of the notes. Explain how the timing of that registration will be consistent with Section 5 of the
Exchange Act, including an analysis of when a public offering of those shares will begin.

Interest, page 5

5. Please clarify whether you must pay the interest in cash.

Ranking, page 7

6. Please quantify the amount of obligations that are senior and subordinated to the notes.

Risk Factors, page 8

7. We note your disclosure on page 21 that a change of control will not be deemed to have occurred if at least 90% of the consideration in a change-in-control transaction consists of shares traded in specified markets. Please include appropriate risk factor disclosure regarding the risks to the holders of your convertible notes upon the occurrence of such an event. For example, we note the risk of an altered credit risk profile of the acquiror and the change in the issuer of the common stock issuable upon conversion of the notes.

8. Please add a risk factor regarding the liquidity of the securities that will not be listed on any market. Also explain the implications of any restrictions on investors` use of the PORTAL market mentioned on your prospectus cover.

If we do not receive shareholder approval to increase the number of shares..., page 15

9. Disclose the total number of shares issued and reserved for all outstanding obligations.

10. Please disclose whether you are in violation of any provision of any of the agreements you have with your investors with respect to the reservation of authorized shares. If you are in default under any such agreement, please describe all of the material risks associated with such defaults.

11. If true, please describe the risks to your warrant holders if there is an insufficient number of authorized shares of common stock.

12. Please note that it is inappropriate to register for resale shares that you are not authorized to issue. Please revise your registration statement as appropriate.

The notes were issued with original issue discount, page 15

13. Please disclose the amount of the original issue discount.

Conversion Rate Adjustments, page 19

14. Please disclose whether you have a shareholders` rights plan in effect.

15. Please describe the circumstances under which you would elect to reduce the conversion price of the convertible notes as described in the fifth paragraph of this section. Similarly, please describe the circumstances under which you would elect to reduce the exercise price under the warrants as described in the second to last paragraph on page 27.

16. With a view toward disclosure, please analyze for us the applicability of the tender offer rules to the reduction in the conversion price of the notes as mentioned here and the reduction of the exercise price of the warrants as mentioned on page 27.

17. We note the last full risk factor on page 15 indicates that the notes may be convertible into cash. Please disclose the cash conversion rate.

18. Please describe the purpose and effect of the increase in the conversion ratio mentioned on page 6 as well as the premiums mentioned on pages 22 and 23.

General, page 25

19. Please disclose when you may terminate the warrants.

Adjustment, page 26

20. Please clarify how you will adjust the exercise price in the circumstances cited. Provide similar disclosure regarding the conversion price adjustments mentioned on page 19.

Material U.S. Federal Income Tax Considerations, page 29

21. Please file an opinion regarding these tax matters.  See Item
601(b)(8) of Regulation S-K .

22. If there is uncertainty about a tax consequence, please explain why you cannot unequivocally state the tax consequence, describe the degree of uncertainty, disclose possible outcomes and provide appropriate risk factors. As examples only, we note the uncertainty mentioned in the last paragraph on page 32, in the fourth paragraph on page 33, the first full paragraph on page 34.

23. We note the disclaimer language in the third paragraph on page
29. Given that Section 10.35(b)(2)(ii)(B)(3) of IRS Circular 230 appears to exclude opinions regarding material federal income tax consequences filed as exhibits to registration statements, tell us why your disclaimer is applicable and appropriate.

24. We refer to your disclosure in the second paragraph on page
37.
You may not disclaim responsibility for your disclosure. Please remove your statement that the disclosure is "for general information only" which we view as an inappropriate disclaimer.

Selling Securityholders, page 37

25. Tell us whether any selling shareholder is a broker-dealer or an affiliate of a broker dealer. If a selling shareholder is a broker-dealer, it must be identified as an underwriter with respect to the shares that it is offering for resale.

Plan of Distribution, page 40

26. Refer to the penultimate paragraph on page 41. If purchasers in this offering may not freely resell their securities in all states, please add appropriate risk factors and identify the states in which sales are not permitted.

Undertakings, page II-3

27. Please provide the undertakings required as of December 1, 2005.
Likewise, please update your entire document, including the list of incorporated documents.

Exhibits

28. We note your pending request for confidential treatment. We will issue any comments on that request separately. All comments on confidential treatment requests must be resolved before we may accelerate the effective date of your registration statement.

Exhibit 5.1

29. The exhibit you file as an exhibit should not include assumptions of law which are a necessary requirement of ultimate opinion. We note the assumptions regarding third parties in the third sentence of the second paragraph and the assumptions in paragraph (b) on the last page of the opinion. Please tell us why those assumptions are needed to reach legal conclusions on the matters required to be addressed by
Regulation S-K Item 601(b)(5). If the assumptions are necessary, please tell us why they are appropriate, particularly without prominent disclosure of the risks to investors if no opinion on those maters is provided.

30. Please tell us why the matters mentioned in clause (ii) of the third paragraph are applicable to the legal conclusions required to be addressed by Regulation S-K Item 601(b)(5). Also please tell us why exclusion of an opinion on those matters is appropriate, particularly without prominent disclosure of the risks to investors if no opinion on those maters is provided.

31. Given the risk factor disclosure under the caption "If we do not receive shareholder approval to increase the number of common stock authorized in our articles of incorporation,..." please provide us with a legal analysis which shows how counsel was able to reach the conclusions in the third to last paragraph with respect to the Conversion Shares and the Warrant Shares.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Tim Buchmiller at (202) 551-3635 or me at
(202)
551-3617 with questions regarding our comments.

	Sincerely,



	Russell Mancuso
	Branch Chief


cc:	Timothy S. Hearn, Esq. (via fax)








Michael D. Dale
ATS Medical, Inc.
December 2, 2005
Page 7